Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated November 13, 2017 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$600,000,000 2.750% SENIOR NOTES DUE 2023

$500,000,000 3.625% SENIOR NOTES DUE 2027

PRICING TERM SHEET

DATE: NOVEMBER 13, 2017

Issuer:	Air Lease Corporation

Title of Securities:	2.750% Senior Notes due 2023 (the “2023 notes”) 3.625% Senior Notes due 2027 (the “2027 notes” and, together with the 2023 notes, the “notes”)

Principal Amount:	$600,000,000 of 2023 notes $500,000,000 of 2027 notes

Net Proceeds (before expenses):	$1,082,151,000

Maturity Date:	2023 notes: January 15, 2023 2027 notes: December 1, 2027

Coupon:	2023 notes: 2.750% 2027 notes: 3.625%

Issue Price:	2023 notes: 99.046% of face amount 2027 notes: 98.945% of face amount

Benchmark Treasury:	2023 notes: 2.000% due October 31, 2022 2027 notes: 2.250% due November 15, 2027

Benchmark Treasury Spot / Yield:	2023 notes: 99-20 3⁄4 / 2.075% 2027 notes: 98-21 / 2.402%

Spread to Benchmark Treasury:	2023 notes: +87.5 basis points 2027 notes: +135 basis points

Yield to Maturity:	2023 notes: 2.950% 2027 notes: 3.752%

Interest Payment Dates:	2023 notes: January 15 and July 15, commencing July 15, 2018 (long first coupon) 2027 notes: June 1 and December 1, commencing June 1, 2018 (long first coupon)

Optional Redemption:

We may redeem the notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

2023 notes: On any date prior to December 15, 2022, we may redeem the 2023 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2023 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after December 15, 2022, we may redeem the 2023 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2023 notes plus accrued and unpaid interest, if any, to the redemption date.

2027 notes: On any date prior to September 1, 2027, we may redeem the 2027 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2027 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after September 1, 2027, we may redeem the 2027 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2027 notes plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:	We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	November 13, 2017 T+5; November 20, 2017
Settlement Date:

CUSIP:	2023 notes: 00912X AX2 2027 notes: 00912X AY0

ISIN:	2023 notes: US00912XAX21 2027 notes: US00912XAY04

Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (ii) Lloyds Securities Inc., 1095 Avenue of the Americas, 34th Floor, New York, New York 10036 or by calling 1 (212) 930-5000; (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by calling 1 (800) 294-1322; or (iv) Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, New York 10022 or by calling 1 (866) 271-7403.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3